--------------------------------------------------------------------------------


                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549

                            ------------------------


                                    FORM 11-K

                  [X] ANNUAL REPORT PURSUANT TO SECTION 15 (d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the Fiscal Year Ended December 31, 1999

                                       OR

                 [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                          EMPLOYEES' THRIFT PLAN OF THE

                         TEXAS UTILITIES COMPANY SYSTEM

                           Commission File No. 1-12833

                            ------------------------


                                    TXU CORP.
                   (Formerly known as Texas Utilities Company)

              Energy Plaza, 1601 Bryan Street, Dallas, Texas 75201

           (Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)


--------------------------------------------------------------------------------

                                TABLE OF CONTENTS

                                                                           Page
                                                                           ----

FINANCIAL STATEMENTS

     The following statements are furnished for the Plan:

       Statements of Net Assets Available for Benefits,
         December 31, 1999 and December 31, 1998..........................    3

       Statements of Changes in Net Assets Available for Benefits,
         for the Year Ended December 31, 1999 and December 31, 1998.......    4

       Notes to Financial Statements......................................    5

       Supplemental Schedules:

         Schedule of Assets Held for Investment Purposes at End of Year,
           December 31, 1999..............................................   12

         Schedule of Reportable Transactions for the Year
           Ended December 31, 1999........................................   15

INDEPENDENT AUDITORS' REPORT..............................................   16

SIGNATURE   ..............................................................   17

EXHIBITS

     The following exhibit is filed herewith:

       Independent Auditors' Consent......................................   18

                             EMPLOYEES' THRIFT PLAN
                      OF THE TEXAS UTILITIES COMPANY SYSTEM
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                                                    DECEMBER 31,
                                                                    ------------
                                                                1999            1998
                                                                ----            ----
ASSETS
  Investments , at fair value (Notes 2, 3, 4 and 5).....    $828,657,186   $924,854,830
  Cash..................................................         135,240         77,807
  Contributions receivable from employer-corporations...       4,393,650      4,097,451
  Dividends receivable..................................      10,995,263     10,451,210
  Interest receivable...................................           4,399          2,154
  Loan receivable.......................................      24,232,105     21,722,716
                                                            -------------  -------------
    Total assets........................................     868,417,843    961,206,168


LIABILITIES

  Note payable (Note 3).................................     248,941,000    249,806,000
  Accrued interest payable..............................       5,630,277      5,105,231
                                                            -------------  -------------
    Total liabilities...................................     254,571,277    254,911,231

NET ASSETS AVAILABLE FOR BENEFITS.......................    $613,846,566   $706,294,937
                                                            =============  =============




See Notes to Financial Statements.

                             EMPLOYEES' THRIFT PLAN
                      OF THE TEXAS UTILITIES COMPANY SYSTEM
           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                                                   DECEMBER 31,
                                                                   ------------
                                                                 1999          1998
                                                                 ----          ----
ADDITIONS
  Income:
    Dividends...........................................    $ 50,066,466    $42,366,743
      Interest..........................................       6,241,038      5,737,226
                                                            -------------  -------------
      Total income......................................      56,307,504     48,103,969


  Contributions:
    Participating employees' savings....................      41,388,421     40,458,703
    Employer-corporations...............................      17,887,755     16,539,122
                                                            -------------  -------------
      Total contributions...............................      59,276,176     56,997,825


  Net appreciation (depreciation) in fair value of
  investments                                                109,042,397)    93,830,331
                                                            -------------  ------------
      Total additions...................................       6,541,283    198,932,125
                                                            -------------  ------------


DEDUCTIONS

  Distributions to withdrawing participants.............      73,545,779     26,306,110
  Interest expense and other fees (Note 2)..............      25,443,875     24,459,473
                                                            -------------  -------------
      Total deductions..................................      98,989,654     50,765,583
                                                            -------------  -------------
      Net increase (decrease)...........................     (92,448,371)   148,166,542


NET ASSETS AVAILABLE FOR BENEFITS
  Beginning of year.....................................     706,294,937    558,128,395
                                                            -------------  -------------
  End of year...........................................    $613,846,566   $706,294,937
                                                            =============  =============




See Notes to Financial Statements.

EMPLOYEES' THRIFT PLAN OF THE TEXAS UTILITIES COMPANY SYSTEM
------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS
-----------------------------
--------------------------------------------------------------------------------


1. DESCRIPTION OF THE PLAN

     The following description is provided for general information purposes only. Reference should be made to the Plan document for more complete information.

     General - The Employees' Thrift Plan of the Texas Utilities Company System
     -------
(Plan) is a defined contribution plan established in 1968 by TXU Corp. and its subsidiaries, (Employer-corporations). The Employees' Thrift Plan Committee manages the operation and administration of the Plan. Mellon Bank, N.A. serves as trustee (Trustee) and is custodian of the assets of the Plan. Dreyfus Retirement Services, a subsidiary of the trustee, serves as record-keeper for the Plan. In 1990, the Plan was amended to establish a leveraged employee stock ownership provision (See Note 3). The Plan was again amended effective as of January 1, 1993. Such amendments to the Plan, among other things, established a pre-tax deferral feature in accordance with Section 401(k) of the Internal Revenue Code of 1986, as amended (Code). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

     The plan is intended to be a participant directed "individual account plan" under ERISA Section 404(c). As such, the fiduciaries of the Plan are not liable for any losses that are the direct and necessary result of participant investment decisions. Participation in the Plan by employees of the Employer-corporations who meet certain eligibility requirements is entirely voluntary.

     The Plan includes nine investment options, or funds:

     o Common Stock of TXU (Common Stock) , invests exclusively in Common Stock of TXU Corp. (Company);
     o Interest Income Fund , invests in fixed-rate contracts with insurance companies and other financial institutions;
     o Bond Index Fund , purchases units in the Vanguard Bond Index Total Institutional Fund;
     o Balanced Fund , purchases units in the Hotchkis and Wiley Balanced Income Fund, which consists primarily of investments in equity securities, fixed income securities and money market obligations;
     o Equity Income Fund , purchases units in the Fidelity Equity-Income Fund, which consists primarily of income-producing equity securities;
     o Equity Index Fund , purchases units in the Vanguard Institutional Index Fund, which consists primarily of common stocks included in the Standard & Poor's 500 Index;
     o Equity Growth Fund , purchases units in the American Express IDS New Dimensions Fund (Class Y), which invests primarily in common stocks of companies showing potential for significant growth, and also invests in foreign securities and futures transactions;
     o Equity International Fund , purchases units in the American AAdvantage International Institutional Fund, which invests primarily in equity securities of foreign issuers;
     o Equity Small Company Fund , purchases units in the MAS Small Capitalization Institutional Fund, which invests primarily in equity securities issued by companies with market capitalization within the range of the Frank Russell 2000 Index.

     Eligibility, Participation and Employee Savings - Effective January 1,
     -----------------------------------------------
1998, any regular employee of an Employer-corporation, who was not on the TXU Gas Company (formerly known as ENSERCH Corporation) payroll on December 31, 1997, is eligible to participate in the Plan upon employment.

EMPLOYEES' THRIFT PLAN OF THE TEXAS UTILITIES COMPANY SYSTEM
------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS
-----------------------------
--------------------------------------------------------------------------------


      Under the Plan, except as limited by law, a participating employee may invest, through pre-tax salary deferrals (Elective Deferrals) or after tax payroll deductions (Payroll Deductions) each payroll period, a specified amount ranging from 1% to 6% of regular salary or wages (Basic Employee Savings). Participants electing the maximum Basic Employee Savings investment may also invest, through Elective Deferrals or Payroll Deductions each payroll period, an additional 1% to 10% of regular salary or wages (Supplemental Employee Savings).

     Employer Matching Contributions - Matching contributions to participant
     -------------------------------
accounts by the Employer-corporations are made based on the participants' Basic Employee Savings and years of service as follows:

               Less than 10 years.................................40%
               10 years but less than 25 years....................50%
               25 years or more...................................60%

     No employer contributions are made with respect to Supplemental Employee Savings.

     Investment of Funds - All employer matching contributions are invested in
     -------------------
Common Stock of the Company; however, effective April 1, 1998 each participant may invest, in 1% increments, in the various nine investment options with respect to the investment of Basic and Supplemental Employee Savings. All assets of the Plan are held by the Trustee for the exclusive benefit of participants and their beneficiaries. Separate account records for each participant are maintained by the Trustee. The Trustee provides a summary of financial performance by investment fund directly to Plan participants.

     Effective April 1, 1998 a participant may change selected investment options for Employee Savings at any time by liquidating the investments attributable to Basic and Supplemental Employee Savings and reinvesting such amounts in other investment options as may be permitted under the Plan.

     A participant who has completed at least ten years of Plan participation and attained age 55 may annually instruct the Trustee to diversify up to 25% of such participant's employer contributions account (reduced by amounts previously so diversified) in the same proportion as the participant may diversify such Basic and Supplemental Employee Savings. At age 60 and thereafter, a participant may annually diversify up to 50% of such employer contributions account (reduced by amounts previously so diversified).

     Unit Values - Participants do not have beneficial ownership in specific
     -----------
securities or other assets in the various funds other than Common Stock, but have an interest therein represented by units valued as of the close of each business day. Generally, contributions to and withdrawal payments from each fund are converted to units by dividing the amounts of such transactions by the unit value as last determined, and the appropriate account is charged or credited with the number of units properly attributable to the participant.

     Voting of Common Stock - Each participant may give the Trustee confidential
     ----------------------
written instructions with respect to the voting, at any meeting of shareholders, of the Common Stock allocated to the participant's account. Effective January 1, 1993, the unallocated Common Stock held pursuant to the leveraged employee stock ownership component of the Plan may be voted by the Trustee in its discretion unless otherwise directed pursuant to a voting procedure agreement.


                 See accompanying Notes to Financial Statements.

EMPLOYEES' THRIFT PLAN OF THE TEXAS UTILITIES COMPANY SYSTEM
------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS
-----------------------------
--------------------------------------------------------------------------------


     Withdrawal from the Plan - Withdrawals from the Plan are governed by
     ------------------------
applicable IRS regulations and provisions of ERISA. Penalties may apply in certain instances.

     A participant who terminates employment and has an account balance greater than $5,000 may retain the funds in the Plan or withdraw them at any time. Participants that terminate with balances equal to or less than $5,000 are required to receive a distribution after termination. To avoid taxation, the taxable portion of any withdrawal made upon termination may be rolled into an IRA or a qualified retirement plan sponsored by another employer.

     The IRS has established rules governing distributions from the Plan after the participant has attained 70 1/2 years of age.

     A participant may withdraw a portion of after-tax Basic and Supplemental Employee Savings without necessitating a total withdrawal from the Plan and may exercise the limited privilege of an after-tax partial withdrawal at any time. Partial withdrawal may be in any amount up to 90% of the participant's Basic and Supplemental Employee Savings, or 90% of market value, whichever is less.

     In the event of an after-tax partial withdrawal, such amount will be paid to the participant in cash or in shares of Common Stock to the extent such stock is held in the participant's account for after-tax Basic and Supplemental Employee Savings, at the option of the participant. No partial withdrawal may be made of Elective Deferrals, Rollover Contributions, Employer matching contributions, or income from such deferrals or contributions. A participant may repay to the Trustee the amounts of any after-tax partial withdrawal made after January 1, 1976, at any time. An after-tax Partial withdrawal by a participant does not terminate participation in the Plan.

     A participant may complete a total withdrawal from the aftertax account, including a withdrawal of related Company matching contributions, at any time. Distributions from the pretax and rollover accounts to active employees under age 59 1/2 are permitted under the Internal Revenue Code Hardship Withdrawal provisions. Participants who complete Hardship Withdrawals may not contribute to the plan for a period of 12 months. Upon termination of employment or attainment of age 59 1/2, a participant may complete a total withdrawal from the plan, to include the values in the aftertax contribution and company match account, pretax contribution and related match account and rollover account.

     Effective January 1, 1998, participants are fully vested in all amounts in their accounts (i.e., Elective Deferrals, Payroll Deductions, Employer Matching Contributions, Rollover Contributions and all earnings and dividends thereon).

     Participants making withdrawals, other than partial withdrawals, may choose from the following optional forms of payment: (a) shares of Common Stock and/or publicly traded Fund units (to the extent permitted by the Fund) credited to a participant's account; (b) single lump sum cash payment; or (c) a combination of
(a) and (b).


                 See accompanying Notes to Financial Statements.

EMPLOYEES' THRIFT PLAN OF THE TEXAS UTILITIES COMPANY SYSTEM
------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS
-----------------------------
--------------------------------------------------------------------------------


     In the event of a total withdrawal made after January 1, 1976, by a participant who was not 100% vested prior to January 1, 1998, the participant may repay to the Plan the amount of such distribution at any time prior to the close of the Plan Year in which the participant has completed five consecutive Break-in-Service years and any amounts previously forfeited will be restored to the participant's account.

     In addition, participants may, after meeting certain qualifications as defined by the Internal Revenue Service (IRS), withdraw a portion of their 401(k) account balance based on a hardship qualification.

     Federal Income Taxes - The Company has been advised by the IRS that the
     --------------------
Plan meets the requirements of Section 401(a) of the Code, as to form; that the Trust established thereunder is exempt from federal income taxes under Section 501(a) of the Code; and that employer contributions paid to the Trust under the Plan are allowable federal income tax deductions to the Employer-corporations subject to the conditions and limitations of Section 404 of the Code.

     Based on the Code and regulations issued pursuant thereto:

     (a) Employer contributions under the Plan, and dividends, interest and other income from Trust Assets are not taxable to the participant when received by the Trustee and credited to the participant's account.

     (b) Basic and Supplemental Employee Savings made by Payroll Deduction are not deductible on the participant's federal income tax return.

     (c) Basic and Supplemental Employee Savings which are Employee Elective Deferrals reduce a participant's gross compensation as reported on Form W-2 and are not taxable to the participant when received by the Trustee and credited to the participant's account.

     (d) Partial withdrawal of employee savings which were contributed to the Plan through Payroll Deductions prior to January 1, 1987, represent a return of employee savings and are not taxable to the participant when withdrawn. Partial withdrawals of employee savings which were contributed to the Plan through Payroll Deductions after December 31, 1986, are considered to include, for income tax purposes, an amount of taxable income.

     (e) A total withdrawal generally results in taxable income to the participant equal to the gross distribution less Basic and Supplemental Employee Savings made by Payroll Deduction. However, if the total withdrawal meets the lump sum distribution requirements of the Code, (i) any net unrealized appreciation in the value of distributable Common Stock from the time of distribution will be tax deferred; (ii) any additional appreciation in the value of Common Stock from the time of distribution to the time of stock sale or disposition will be treated as short-term or long-term capital gain depending on the period the participant holds such stock; and (iii) the taxable amount may be eligible for the special forward averaging provisions of the Code.

     (f) The taxable amount of a total or partial withdrawal may generally be rolled over to an Individual Retirement Account (IRA) or other qualified plan and payment of taxes may thereby be deferred, subject to automatic income tax withholding of twenty percent (20%) on amounts not distributed in Common Stock.

     (g) The taxable amount of an account, subject to total and partial withdrawal provisions, can be transferred directly to an IRA or other qualified plan and payment of taxes may thereby be deferred.


                 See accompanying Notes to Financial Statements.

EMPLOYEES' THRIFT PLAN OF THE TEXAS UTILITIES COMPANY SYSTEM
------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS
-----------------------------
--------------------------------------------------------------------------------


     Participants are encouraged to determine the effect on their federal income tax liability of receiving distributions from the Plan.

     Amendment, Modification, Suspension and Termination - It is the intention
     ---------------------------------------------------
of the Company to continue the Plan indefinitely; however, the Company, by action of its Board of Directors, may amend, modify or suspend the Plan at any time, or from time to time, and may terminate the Plan at any time; and any Employer-corporation may withdraw from participation in the Plan at any time upon thirty days notice.

     In the event of termination of the Plan in whole or in part or termination of participation of any Employer-corporation, each participant in the Plan affected by such termination shall receive a distribution of the entire balance in the participant's account, whether derived from Basic and Supplemental Employee Savings or employer contributions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Accounting - The financial statements of the Plan are prepared
     -------------------
under the accrual method of accounting.

     Use of Estimates - The preparation of financial statements requires the use
     ----------------
of significant estimates and assumptions by management. Actual results could differ from those estimates.

     Valuation of Investment Securities - Participant investments in all funds
     ----------------------------------
except for the Interest Income Fund are accounted for as units and stated at fair value based upon closing sales prices on recognized securities exchanges on the last business day of the fiscal year. The Interest Income Fund insurance contracts and the financial institution investment contracts are valued at contract value. Contract value represents contributions made by participants, plus interest at the contract rates, less withdrawals or transfers by participants. Fair value is estimated using discounted cash flows. Following is additional information reported in the aggregate for the Interest Income Fund:

Contract Value of assets as of December 31, 1999:  $57,739,456
Fair Value of assets as of December 31, 1999:      $56,667,225
Average Yield of assets on December 31, 1999:             6.40%
Return on assets for 12 months ending December 31, 1999:   6.35%

The average yield of assets on December 31, 1998 was 6.42%. The return on assets for 12 months ending December 31, 1998 was 6.60%.

     Expenses - All costs and expenses of the Plan and its administration,
     --------
except expenses incurred in the generation and administration of participant loans and in the acquisition or disposition of investments, are paid by the Employer-corporations.

     Reclassification - Certain previously reported amounts have been
     ----------------
reclassified to conform to current presentations.


                 See accompanying Notes to Financial Statements.

EMPLOYEES' THRIFT PLAN OF THE TEXAS UTILITIES COMPANY SYSTEM
------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS
-----------------------------
--------------------------------------------------------------------------------


     New Accounting Pronouncements - In June 1998, the Financial Accounting
     -----------------------------
Standards Board issued Statement of Financial Accounting Standards Number 133 (SFAS 133) "Accounting for Derivative Instruments and Hedging Activities." This statement, which is required to be adopted for annual periods beginning after June 15, 2000, establishes standards for recognition and measurement of derivative and hedging activities. The Plan has not yet determined the financial statement impact, if any of SFAS 133.

     SOP 99-3 - On September 15, 1999 the Accounting Standards Executive Committee issued Statement of Position 99-3 (SOP 99-3) which simplifies disclosures for certain investments held by a defined contribution plan. The statement eliminates the previous requirement for a defined contribution plan to present plan investments by general type for participant-directed investments in the statement of net assets available for benefits. The statement also eliminates the requirement for a defined contribution plan to disclose participant-directed investment programs and eliminates the requirement to disclose per-unit information for plans that assign units to participants. The SOP provides for additional disclosures for nonparticipant-directed investments including specific identification of nonparticipant-directed investments in excess of five percent of net assets available for benefits. The plan must also disclose nonparticipant-directed investments by general type and the significant components of the changes in net assets relating to the nonparticipant-directed investments. As a result of adopting SOP 99-3, comparative amounts in the December 31, 1998 financial statements have been reclassified to conform to the current year disclosure requirements.

3. LEVERAGED EMPLOYEE STOCK OWNERSHIP PROVISION

     In 1990, the Trustee, on behalf of the Plan, borrowed $250,000,000 in the form of a note payable from an outside lender and purchased 7,142,857 shares of Common Stock of the Company in connection with the leveraged employee stock ownership provision (LESOP) of the Plan. The note was purchased from the lender by the Company later in 1990. The note payable requires repayment of principal over 17 years beginning in 1998. At December 31, 1999 and 1998, the note payable bore interest at a fixed rate of 9.81% following its conversion in January 1992 from a variable rate to a fixed rate. The note payable is collateralized by 4,902,009 unallocated shares held by the Trustee at December 31, 1999.

     The LESOP shares are held by the Trustee until released and allocated to participants' accounts proportionally based on current debt service payments including interest to total debt service payments. Debt service payments are made by the Plan from dividends received on the unallocated shares and, if necessary, contributions from Employer-corporations. The market value of shares released reduces the cash requirements of the Employer-corporations for their funding obligation under the Plan. During the 1999 Plan year the number of LESOP shares released and allocated to participant accounts was 239,520 and during the 1998 Plan year the number of LESOP shares released and allocated to participant accounts was 233,629.

4. INVESTMENTS

     Investments representing five percent or more of the plan's net assets are as follows:

                                                          DECEMBER 31,
                                                      1999             1998
                                                      ----             ----

     TXU Corp. common stock (1999 , 12,428,714
       shares; 1998 , 12,337,552 shares)*         $441,996,142   $576,009,459
     Equity Growth Fund                            127,547,182     97,285,096
     Guaranteed contracts                           45,793,638     45,480,690
     Equity income fund                             82,283,585     84,526,781
     Equity index fund                              78,500,417     62,577,568

*Nonparticipant-directed


                 See accompanying Notes to Financial Statements.

EMPLOYEES' THRIFT PLAN OF THE TEXAS UTILITIES COMPANY SYSTEM
------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS
-----------------------------
--------------------------------------------------------------------------------


     During 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $109,042,397 as follows:

     Common stock of TXU                     $(138,727,163)
     Mutual funds                               29,690,928
     Guaranteed contracts                           (6,162)
                                             --------------
                                             $(109,042,397)

5. NONPARTICIPANT,DIRECTED INVESTMENTS

     All employer matching contributions are invested in common stock of the Company and considered to be nonparticipant-directed investments. Changes in net assets relating to nonparticipant-directed investments is as follows:

                                                           DECEMBER 31,
                                                       1999             1998
                                                       ----             ----

     Net assets , common stock                    $441,996,142   $576,009,459


                                                            YEAR ENDED
                                                        DECEMBER 31, 1999
                                                        -----------------
     Changes in net assets
       Additions:
         Contributions                                      $ 26,150,434
         Dividends                                            28,853,809
         Interest                                                 68,249
                                                           --------------
           Total additions                                    55,072,492
                                                           --------------

     Deductions:
       Distributions to participants                          35,513,953
       Interest expense and other fees                        24,821,686
       Net depreciation in fair value                        138,727,163
                                                           --------------
         Total deductions                                    199,062,802
                                                           --------------

     Transfers for reinvestments , net                        11,076,663
     Other transfers                                          (1,099,670)
                                                           --------------
                                                               9,976,993

                                                           $(134,013,317)
                                                           ==============

6. PARTICIPANT LOANS

     The Plan includes a loan feature allowing participants to borrow from their pretax employee savings and rollover accounts and repay the loan with after-tax payroll deductions. Participants are eligible to borrow up to 50% of their vested pretax and rollover account balances, including Company matching contributions, with the minimum amount of a loan being $1,000 and the maximum being $50,000. Participants may repay the loan back into their account(s) over a period from 1 to 5 years for a general purpose loan, and the shorter of 15 years or their remaining mortgage term for a primary home loan. The rate of interest charged is the Trustee's current prime lending rate plus an additional 2%.

7. OTHER ITEMS

     During 1998, The Internal Revenue Service ("IRS") notified the Plan committee that the Plan would be under examination. The Plan years subject to examination are the Plan years ending with or within the tax years ending December 31, 1994, 1995, and 1996. The examination is currently in a preliminary state and no findings have been communicated to the Plan committee.


                 See accompanying Notes to Financial Statements.

EMPLOYEES' THRIFT PLAN OF THE TEXAS UTILITIES COMPANY SYSTEM - SUPPLEMENTAL
---------------------------------------------------------------------------
SCHEDULES
---------
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR,
DECEMBER 31, 1999
--------------------------------------------------------------------------------

                         Description of Investment,
Identity of Issue,       Including Collateral, Rate of
Borrower, Lessor,        Interest, Maturity Date, Shares,
or Similar Party         Units, Par or Maturity Value            Cost        Current Value(1)
-----------------------  --------------------------------        ----        ----------------
                                                                     (Dollars)
COMMON STOCK

Common Stock 4
------------
TXU(2)                   12,428,714 shares                   $481,383,480     $441,996,142

Money Market Funds
------------------
Mellon Bank, N.A.(2)     Cash management fund -
                         748,353 units                                             748,353
                                                                               -----------
         TOTAL COMMON STOCK                                                    442,744,495
                                                                               -----------

BOND INDEX FUND

Vanguard Bond Index
Fund - Total Bond
-------------------
Market Portfolio         1,170,282 units                                        11,187,900
                                                                               -----------

INTEREST INCOME FUND

Value of Interest in General Accounts
-------------------------------------
Business Men's Assurance
Co. of America           Contract No. 1207, 6.90%, due 2001                      2,593,094

Safeco Life
Insurance Company        Contract No. LP-1052795, 6.09%, due 2001                1,259,385

New York Life
Insurance Company        Contract No. GA-30839, 6.19%, due 2005                  1,105,084

Jackson National Life
Insurance Company        Contract No. G-1004-1, 5.81%, due 2001                  2,092,108

John Hancock
Life Insurance Company   Contract No. GAC-8897, 7.01%, due 2003                  1,275,549

Deutsche Bank            Contract No. 95-810, 7.59%, due 2005                      417,915

Protective Life
Insurance Company        Contract No. GA-1427, 5.96%, due 2002                   2,034,459

Life of Virginia         Contract No. GS-3154, 6.07%, due 2002                   2,582,042

Principle Mutual Life    Contract No. 4368431, 5.95%, due 2003                   2,106,288

Combined Life Insurance
Company of America       Contract No. CG-1113, 6.02%, due 2003                   2,093,405

Rabobank Nederland       Contract No. 089901, 6.68%, due 2003                    1,473,592


                 See accompanying Notes to Financial Statements.

EMPLOYEES' THRIFT PLAN OF THE TEXAS UTILITIES COMPANY SYSTEM - SUPPLEMENTAL
---------------------------------------------------------------------------
SCHEDULES
---------
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR,
DECEMBER 31, 1999 (continued)
--------------------------------------------------------------------------------

                         Description of Investment,
Identity of Issuer,      Including Collateral, Rate of
Borrower, Lessor,        Interest, Maturity Date, Shares,
or Similar Party         Units, Par or Maturity Value                           Current Value(1)
-----------------------  --------------------------------                       ----------------
                                                                                   (Dollars)
Ohio National Life
Insurance Company        Contract No. GP-5258, 5.81%, due 2002                       2,004,957

Travelers
Insurance Company        Contract No. GR-17065, 5.32%, due 2003                      2,527,846
Metropolitan Life
Insurance Company        Contract No. GAC-24686, 6.88%, due 2005                     3,149,339

Transamerica Occidental
-----------------------
Insurance Company        Contract No. 51492, 6.33%, due 2001                         2,519,413
                                                                                   -----------
       Total Value of Interest in General Accounts                                  29,234,476

Money Market Funds
------------------
Mellon Bank, N.A.(2)     Cash management fund -
                         500,255 units                                                 500,255
                                                                                   -----------
United States Government Obligations
------------------------------------
FNMA/FHLMC               9,554,056 units                                             9,554,056
                                                                                   -----------

Other
-----
Monumental Manager
Trust                    Contract No. BDA-00284TR, 6.53%:

                         NTQA Multiple Mortgage - Backed Securities
                           Bond Index Fund                                           3,702,209

                         NTQA Multiple Asset-Backed Securities
                           Bond Index Fund                                           5,546,889

                         NTQA Multiple Long-Term
                           Government Bond Index Fund                                  743,578


                         NTQA Multiple Intermediate
                           Government Bond Index Fund                                3,850,675

                         NTQA Multiple Intermediate
                           Corporate Bond Index Fund                                 4,607,318
                                                                                   -----------
                                                                                    18,450,669
                                                                                   -----------
       TOTAL INTEREST INCOME FUND                                                  57,739,456
                                                                                   -----------


                 See accompanying Notes to Financial Statements.

EMPLOYEES' THRIFT PLAN OF THE TEXAS UTILITIES COMPANY SYSTEM - SUPPLEMENTAL
---------------------------------------------------------------------------
SCHEDULES
---------
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR,
DECEMBER 31, 1999 (continued)
--------------------------------------------------------------------------------
                                                                 Current Value 1
                                                                 -------------
                                                                 (Dollars)
EQUITY INCOME FUND
Fidelity Equity -
Income Fund              1,538,586 units                          82,283,585


EQUITY INDEX FUND
Vanguard Institutional
Index Fund               585,780 units                            78,500,417


EQUITY INTERNATIONAL FUND
American AAdvantage
International Fund       125,555 units                             2,460,877

EQUITY SMALL COMPANY FUND

MAS Small Cap Value
Institutional Fund       75,743 units                              1,529,250


BALANCED FUND
Hotchkis and Wiley Balanced
Income Fund                                                       24,664,024
                         1,495,696 units

EQUITY GROWTH FUND
American Express IDS New
Dimensions Fund          3,561,776 units                         127,547,182


LOAN FUND
Participant Loans
Receivable(3)            24,232,105 units                         24,232,105


                         TOTAL ALL FUNDS                        $852,889,291
                                                                ============

(1) Current value for the Interest Income Fund is based on contract value.
(2) Party-in-Interest
(3) The rate of interest charged is the Trustee's current prime lending rate plus an additional 2%. During 1999, the rate of interest charged ranged from 9.75% to 10.50%. Maturities range from 1 to 5 years for general purpose loans and up to 15 years for a primary home loan.
(4) Non Participant-Directed


                 See accompanying Notes to Financial Statements.

EMPLOYEES' THRIFT PLAN OF THE TEXAS UTILITIES COMPANY SYSTEM - SUPPLEMENTAL
---------------------------------------------------------------------------
SCHEDULES
---------
SCHEDULE OF REPORTABLE TRANSACTIONS FOR THE YEAR ENDED DECEMBER 31, 1999
--------------------------------------------------------------------------------


Transactions involving an amount in excess of 5% of the fair value of beginning plan assets.

                                                                                  Current Value
                                                                                     Of Asset
  Identity of       Description  Purchase    Selling   Expense Incurred   Cost of  on Transaction
Party Involved       of Asset     Price       Price    With Transaction    Asset      Date         Net Gain
--------------      ----------   --------    -------   ----------------    -----  ---------------  --------
Exceeding 5%
of Plan Assets (in
the Aggregate):

Series of
Transactions:

Various             TXU Stock    48,143,890     -             -          48,143,890  48,143,890        -


                 See accompanying Notes to Financial Statements.

INDEPENDENT AUDITORS' REPORT

EMPLOYEES' THRIFT PLAN COMMITTEE
EMPLOYEES' THRIFT PLAN OF THE
  TEXAS UTILITIES COMPANY SYSTEM:

We have audited the accompanying statements of net assets available for benefits of the Employees' Thrift Plan of the Texas Utilities Company System (the "Plan") as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of (1) assets held for investment purposes at year end at December 31, 1999 and
(2) reportable transactions for the year ended December 31, 1999 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Supplemental schedules are the responsibility of the Plan's management. Supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic 1999 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

DELOITTE & TOUCHE LLP

Dallas, Texas
June 27, 2000


                 See accompanying Notes to Financial Statements.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employees' Thrift Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                          EMPLOYEES' THRIFT PLAN OF THE
                                        TEXAS UTILITIES COMPANY SYSTEM


                                        By  /s/ Robert L. Turpin
                                          --------------------------
                                        Robert L. Turpin, Assistant Secretary
                                        Employees' Thrift Plan Committee

June 28, 2000


                 See accompanying Notes to Financial Statements.
                                        17